UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

____________________________________

ACTIONS SEMICONDUCTOR CO., LTD
(Name of Subject Company (Issuer))

ACTIONS SEMICONDUCTOR CO., LTD
(Names of Filing Persons (Issuer and Offeror))

____________________________________

ORDINARY SHARES, PAR VALUE $0.000001 PER SHARE

AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

00507E107
(CUSIP Number of Class of Securities)

____________________________________

I-Hung (Nigel) Liu, Chief Financial Officer

No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone

Zhuhai, Guangdong, 519085

The People’s Republic of China

Telephone: +86-756-339-2353

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

____________________________________

With copies to:

Eva H. Wang, Esq. Eric X. Yao, Esq. Fenwick & West LLP Room 907, Kerry Parkside 1155 Fang Dian Road Pudong, Shanghai 201204 The People’s Republic of China +86-21-8017-1200	William L. Hughes, Esq. Jen J. Huang, Esq. Fenwick & West LLP 555 California Street San Francisco, California 94104 (415) 875-2300

____________________________________

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$28,000,000	$3,607
(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount assumes the purchase of 60,000,000 ordinary shares, $0.000001 par value per share (the “Shares,” including Shares represented by American Depositary Shares, each representing six Shares (the “ADSs”)), at the maximum purchase price of $7/15 per Share (or $2.80 per ADS).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,607	Filing Party: Actions Semiconductor Co. Ltd
Form or Registration No.: Schedule TO	Date Filed: August 20, 2014
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2014, as amended and supplemented by the Amendment No. 1 filed with the SEC on September 4, 2014 (the “Schedule TO”), and relates to the offer by Actions Semiconductor Co., Ltd, an exempted company incorporated under the laws of the Cayman Islands (the “Company,” “we,” “our” or “us”), to purchase for cash up to 60,000,000 of its ordinary shares, $0.000001 par value per share (the “Shares”) (including Shares represented by American Depositary Shares (the “ADSs”)), at a purchase price not greater than $7/15 per Share (or $2.80 per ADS) nor less than $5/12 per Share (or $2.50 per ADS), net to the seller in cash, less any applicable withholding taxes and, in the case of ADSs, less a cancellation fee of $0.05 per ADS accepted for purchase in the Offer that will be paid to JPMorgan Chase Bank, N.A., the Company’s ADS Depositary, and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal, as amended (the “Letter of Transmittal”), copies of which were previously filed on Schedule TO dated August 20, 2014 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

All information in the Offer, as previously filed as exhibits to the Schedule TO, is expressly incorporated herein by reference in response to Items 1 through 11 of this Tender Offer Statement on Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof.

On September 19, 2013, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 P.M. Eastern Daylight Savings Time, on Thursday, September 18, 2014. A copy of such press release is filed herewith as Exhibit a(5)(iv) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

a(5)(iv)	Press Release, dated September 19, 2014.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTIONS SEMICONDUCTOR CO., LTD

/s/ NIGEL LIU
Name: Nigel Liu
Title: Chief Financial Officer

Date: September 19, 2014

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Index to Exhibits

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
a(1)(i)	Offer to Purchase, dated August 20, 2014	Schedule TO-I	a(1)(i)	8/20/14
a(1)(ii)	Letter of Transmittal (including IRS Forms W-9 and W-8BEN and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)	Schedule TO-I	a(1)(ii)	8/20/14
a(1)(iii)	Notice of Guaranteed Delivery	Schedule TO-I	a(1)(iii)	8/20/14
a(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees	Schedule TO-I	a(1)(iv)	8/20/14
a(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees	Schedule TO-I	a(1)(v)	8/20/14
a(5)(i)	Summary Advertisement, dated August 20, 2014.	Schedule TO-I	a(5)(i)	8/20/14
a(5)(ii)	Press Release, dated August 15, 2014.	Schedule TO-C	99.1	8/15/14
a(5)(iii)	Conference Call Script Excerpt, dated August 15, 2014.	Schedule TO-C	99.2	8/15/14
a(5)(iv)	Press Release, dated September 19, 2014.	Filed herewith	—	—
(b)	None.	—	—	—
d(1)	2007 Equity Performance and Incentive Plan.	S-8	4.5	7/24/2008
d(2)	Amended and Restated 2007 Equity Performance and Incentive Plan.	20-F	4.1	4/30/2010
d(3)	Second Amended and Restated 2007 Equity Performance and Incentive Plan.	S-8	4.5	6/09/2011
d(4)	Third Amended and Restated 2007 Equity Performance and Incentive Plan.	20-F	4.1	12/25/13
d(5)	Form of Restricted Share Unit Agreement.	Schedule TO-I	d(5)	8/20/14
d(6)	Form of Stock Option Agreement.	Schedule TO-I	d(6)	8/20/14
d(7)	Amended and Restated Deposit Agreement among the Company, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder.	F-6	99.(A)	1/15/14
(g)	None.	—	—	—
(h)	None.	—	—	—

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